UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025 (Report No. 3)

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Appointment of Chief Financial Officer

On November19, 2025, Nasus Pharma Ltd. (the “Company”) appointed Mr. Eyal Rubin as the Company’s Chief Financial Officer (“CFO”) and Executive Vice President. In connection with Mr. Rubin’s appointment as CFO, the Company entered into an Employment Agreement, dated as of November 19, 2025, by and between the Company and Mr. Rubin (the “Employment Agreement”).

In connection with this appointment, the Company expects to enter into its standard form of indemnification agreement with Mr. Rubin on the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. There are no related party transactions involving Mr. Rubin required to be disclosed under Item 7.B of Form 20-F.

Prior to joining the Company, from September 2019 to October 2025, Mr. Rubin served as Senior Vice President and Chief Financial Officer of Protalix BioTherapeutics, Inc. (NYSE American: PLX) (“Protalix”), where he led Protalix’s corporate finance, accounting, financial planning and operations. Prior to joining Protalix, he served as Executive Vice President and Chief Financial Officer of BrainStorm Cell Therapeutics Inc. (Nasdaq:BCLI), a publicly traded biotechnology company, where he was responsible for all corporate finance, accounting and investor relations activities. Prior to his role at BrainStorm, Mr. Rubin served at Teva Pharmaceutical Industries Ltd. (NYSE:TEVA; TASE:TEVA) in several roles, most recently as Vice President, Head of Corporate Treasury. In this role, Mr. Rubin was responsible for Teva’s cash operations and cash management, as well as Teva’s equity and debt capital markets transactions. Mr. Rubin holds a BA in Financing and IT Systems from the College of Management, Israel, where he graduated summa cum laude with a specialization in Financing and IT Systems, and an MBA from Bar-Ilan University, Israel, where he graduated summa cum laude with a specialization in Finance.

Press Release

On November 20, 2025, the Company issued a press release titled “Nasus Pharma Strengthens Leadership Team, Appointing Eyal Rubin as Executive Vice President and Chief Financial Officer,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued on November 20, 2025 by Nasus Pharma Ltd. titled “Nasus Pharma Strengthens Leadership Team, Appointing Eyal Rubin as Executive Vice President and Chief Financial Officer”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: November 20, 2025	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer